May 20, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-0408
Attention:  Mr. Christian Windsor

Re:	Old Second Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
(Filed March 16, 2009)
Form 8-K (Filed April 21, 2009)
File No. 000-10537

Dear Mr. Windsor:

Old Second Bancorp, Inc. (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated April 27, 2009, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant’s Common Equity…..page 29

1.                    It does not appear that the company included a performance graph in its 2008 annual report to security holders.  Please provide us with the performance graph and confirm that the company will provide the performance graph to security holders in accordance with Item 201(e) of Regulation S-K in future filings.

The Company’s response is as follows:

The 2008 performance graph is included immediately below as part of this response.  The Company also confirms that it will provide the requisite performance graph to security holders in accordance with Item 201(e) of Regulation S-K in its future filings.

Date	Old Second Bancorp	NASDAQ Bank Index	S&P 500

December 31, 2003	$100.00	$100.00	$100.00
December 31, 2004	$130.95	$113.62	$110.85
December 31, 2005	$127.72	$111.44	$116.28
December 31, 2006	$124.62	$126.79	$134.61
December 31, 2007	$116.37	$101.60	$141.99
December 31, 2008	$52.53	$79.80	$89.54

Item 10. Directors, Executive Officers, and Corporate Governance, page 32

2.                    Please revise to describe the business experience, including principal occupations and employment, of Mr. Sloan during the past five years.  Refer to Item 401(e) of Regulation S-K.

The Company’s response is as follows:

During the past five years, Mr. Sloan has served as Senior Vice President and Senior Lending Officer for Old Second Bancorp, Inc.  In 2007, he assumed the title of Executive Vice President, Chief Risk Officer, taking on additional responsibility for overall Enterprise Risk Management for the Company.   This is reflected in the draft amendment to Form 10-K attached as Exhibit A to this letter.

Item 11. Executive Compensation, page 32

General

3.                   You state that the sections in the proxy statement marked “Executive Compensation”, “Director Compensation”, “Compensation Discussion and Analysis” and “Compensation Committee Report” are furnished for the information of the Commission and are not deemed “filed” as part of the Form 10-K.  Other than the information required by Item 407(e)(5) of Regulation S-K, all of the information you reference is filed, and not furnished.  Please file an amendment to the Form 10-K confirming that these sections, other than the Compensation Committee Report, are incorporated into the Form 10-K and are deemed filed, or provide the information required by Part III of Form 10-K.  Please also confirm that you will revise your future filings accordingly.

The Company’s response is as follows:

Please refer to Exhibit A for a draft amendment to Form 10-K for the fiscal year ending December 31, 2008.  The purpose of the amendment is to make it clear that the sections of the Company’s proxy statement entitled “Executive Compensation”, “Director Compensation”, and “Compensation Discussion and Analysis” are incorporated by reference into the Form 10-K and are deemed filed as part of the Form 10-K and not deemed to be furnished.  The Company will make this clear in its future filings.

Compensation Discussion and Analysis, page 12 of Definitive Proxy Statement

4.                   We note that the company benchmarks certain elements of compensation to its peers.  Please identify, and revise future filings to disclose, the component companies that make up the compensation peer group(s) and the basis for selecting the peer group(s).  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company’s response is as follows:

As disclosed in the proxy statement, for several years, the Compensation Committee has utilized the services of an outside consultant for expertise and resources regarding current market activities and to assist the committee in benchmarking and comparing the Company’s compensation and benefit programs with an objective peer group.”  The peer group utilized in 2008 included various Midwest banks.  The committee believed that this was appropriate peer group because of the similar size, location and complexity between the peers and the Company.  The peer group consists of:

1st Source Corp	AMCORE Financial, Inc.	Capital Bancorp Ltd.
Centrue Financial Group	First Financial Corp.	Firstbank Corp.
Integra Bank Corp	Macatawa Bank Corp.	MBT Financial Corp.
Mercantile Bancorp, Inc.	Midwest Bank Holdings, Inc.	Private Bancorp, Inc.
QCR Holdings, Inc.	Taylor Capital Group

For future filings, the component peer group will be disclosed.

Individual Goals Component, page 18 of Definitive Proxy Statement

5.                   Please tell us why you have not disclosed certain of the performance targets utilized in determining annual bonus compensation for your named executive officers for the 2008 fiscal year.  For example, you have not disclosed the specific targets for return on equity, efficiency ratio, total net charge-offs, net interest margin and total loan growth that were used as bases for determining the individual component of the annual bonuses for your named executive officers.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The Company’s response is as follows:

As set forth in the proxy statement for 2008, individual goals were assigned to each officer and generally reflected measures that are affected by that officer’s performance.  The measures used by the committee include return on equity, our efficiency ratio, total net charge-offs, growth in earnings per share (“EPS”), and the goals varied from officer to officer.  The Company did not believe it was necessary to provide the specific performance targets for the individual goals, but will revise future filings to include such information.  The following is a description of the individual performance targets for 2008:

EPS Growth vs. Peer; ROE vs. Peer (two-year average)

Peer group:  publicly traded Midwest banks with assets of $1-$5 billion.

Peer Comparison	Percent of Allocation Factor
75th Percentile +	125%
62.5th Percentile	100%
40th Percentile	50%
Below 40th Percentile	0%

Efficiency ratio goal:  62 % or lower

Net charge-off goal:

Charge-off percentage	Percent of Allocation Factor
0.05% or less	125%
0.75%	100%
0.10%	75%

Item 13.  Certain Relationships and Related Transactions…page 33

Transactions with Management, page 35 of Definitive Proxy Statement

6.                   We note the disclosure on pages 35-36 of your definite proxy statement that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

The Company’s response is as follows:

The Company confirms that the loans referred to under “Certain Relationships and Related Transactions” and “Transactions with Management” in the proxy statement were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  The Company will disclose this in its future filings.

Signatures. Page 36

7.                   Please tell us if the report has been signed by the company’s controller or principal accounting officer.  Refer to General Instruction D(2)(a) to Form 10-K.

The Company’s response is as follows:

The Company’s Chief Financial Officer is also its principal accounting officer and, therefore, it was signed in accordance with the general instruction cited above.  In future filings, the Company will provide a specific notation to the principal accounting officer on the signature page.

Management’s Discussion and Analysis, page 48

8.                   We note your disclosure that approximately $53.6 million of the problem loan total was acquired through the Heritage Bank acquisition.  Further, we note you carried over approximately $3.0 million of allowance related to the loans acquired from Heritage Bank.  Please tell us how you considered whether any of the acquired loans were within the scope of SOP 03-3 on the acquisition date.  To the extent that you are accounting for some of the acquired loans under SOP 03-3, please review your future filings to more clearly reflect that fact.

The Company’s response is as follows:

While the Company may have used terminology that suggested SOP 03-3 might have been applicable, the Company did not buy any loans at a significant discount, and accordingly management does not believe that SOP 03-3 applied.  As such, the business combination with Heritage was accounted for under the purchase method of accounting, FASB Statement No. 141, as disclosed in the Company’s filings.

Notes to Consolidated Financial Statements

Note D; Securities, page 76

9.                   We note the significant unrealized losses related to your collateralized debt obligations (backed by trust preferred securities) at December 31, 2008.  We have the following comments:

•                                          Please provide us a detailed analysis of the securities’ impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.  Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end.  We may have further comment based on your response.

•                                          Please provide us with, and consider disclosing in future filings, a table detailing the following information for these securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a dollar amount and percentage of collateral, and excess subordination.

The Company’s response is as follows:

Point 1:

Management’s procedures to assess impairment included the performance of both an initial and follow up review to include all the available evidence, including information that became available after year-end.  Evidence such as a decline in credit ratings, announced deferments and defaults, and other items that affect the projected cash flows was taken into consideration to support management’s assessment that the realizable value of the securities was greater than the carrying value of the investments at the reporting date.

These securities were rated AAA at acquisition and after acquisition, management’s analysis was used to determine whether impairment was temporary or other than temporary, considering the below factors:

•                  Probability of collecting all amounts due according to the contractual terms of the debt security based upon the results of stressed cash flow analyses, which shows all principal and interest being paid as agreed.

•                  Severity of impairment, including the duration period, which was relatively short.

•                  The issuer’s financial condition and near-term prospects were considered to be good, and;

•                  Management intent and ability to hold these securities.

The credit update and related cash flow analysis of the underlying institutions in the CDO obligation provided primary support that the realizable value of the securities was greater than the carrying value of the investment and that the debt securities would pay as agreed even under a high stress scenario.  Each underlying institution was analyzed individually for deferment or failure potential under continued and progressively heightened stressed economic scenarios and the cash flow impact of projected deferment or failure was included in the cash flow scenarios analyzed.  The cash flow analysis scenarios were prepared by a third party agent, and a detailed review of the likely results was performed by management who is responsible for interpreting the cash flow analysis.

The analysis for potential deferment or failure for each institution relied on an overall knowledge of financial analysis plus specific knowledge related to the performance of the underlying institutions.  The degree of risk was weighted to each underlying institution and included an analysis of several key ratios and trends in those ratios.  Key ratios analyzed were non-performing assets to tangible capital and reserves nonperforming assets to total assets and tangible capital ratio.  In addition, the institution’s profitability was also a key performance actor.  A cease and desist announcement from the institution’s primary regulator affects the stressed cash flow analysis by accelerating the estimate of failure date (unless a recapitalization plan accompanied the regulatory declaration).

Secondary factors that were taken into consideration included the following:  the location of the institutions primary markets and the health of that market, and the relative concentration of loans in real estate development and commercial real estate.  If an institution exhibited stress in the above ratio analysis, then the level of core deposits to total deposits, and the amount of reliance on brokered deposits, as well as the related trends in those areas were analyzed.  Public company announcements, including management action plans, were also reviewed.  Announcements that would allow companies to build capital (such as the decrease or the elimination of common stock dividends) were noted.

Although some institutions were downgraded to a higher degree of risk than the prior analysis due to continued credit deterioration observed at year end or in the period prior to filing the 10-K, the stress cash flow analysis still supported repayment per original terms.  Two institutions were upgraded due to capital injections from existing shareholders and one from a new shareholder who took control of the institution.  One institution was acquired and the new bank’s financial results were reviewed as part of the credit and cash flow analysis update.

Point 2:

The Company considered the tabular disclosure request cited above and included the requested information in its May 11, 2009 filing of the March 31, 2009 10-Q report.  The Company will continue to provide the requested disclosure in future filings.

Below is additional information as it relates to the collateralized debt obligations, Trapeza 2007-13A, which is a pooled security:

			Gross	S&P	Number of	Issuance
	Amortized	Fair	Unrealized	Credit	Banks in	Deferrals & Defaults
	Cost	Value	Loss	Rating (1)	Issuance	Amount	Collateral %
March 31, 2009
Class A1	$9,424	$2,988	$(6,436)	BB+	63	$51,500	6-9%
Class A2A	8,393	2,661	(5,732)	BB-	63	51,500	6-9%
	$17,817	$5,649	$(12,168)

December 31, 2008
Class A1	$9,478	$4,657	$(4,821)	AAA	63	$37,500	5.0%
Class A2A	8,356	5,610	(2,746)	AAA	63	37,500	5.0%
	$17,834	$10,267	$(7,567)

(1) Moody’s credit rating for both classes was Aaa at March 31, 2009 and December 31, 2008.

10.        We note the significant unrealized losses related to your investments in states and political subdivisions.  Further, we note your disclosure on page 27 that the majority of your investments in tax-exempt state and local municipalities are insured by monoline insurers, one of which was downgraded and two others which were placed on rating review.  Please tell us how you considered these facts when determining no other than temporary impairment existed on these securities as of December 31, 2008.  Additionally, tell us whether any of the monoline insurers were downgraded subsequent to year end, and explain how those downgrades (if any) were factored into your year end analysis.  Specify the ratings of those insurers were “secure” or “vulnerable” as of December 31, 2008 and as of March 31, 2009.

The Company’s response is as follows:

Management believes the unrealized losses related to investments in tax-exempt state and local municipal securities at year-end were not due to credit deterioration, nor were they due to a downgrade in the bond insurers.  Management determined that the securities fair value was less than cost, or impaired, primarily due to the change in interest rates as the longer duration assets declined in value as market yields for municipal debt increased from the purchase date, thus causing a temporary decline in market value.  A subsequent decrease in the spread of municipals to treasuries would cause the current market loss to decline and could result in a gain if normal spreads to treasuries would occur.

The three insurers featured in the risk factor disclosure at December 31, 2008 are the largest portfolio insures of the Company, but the municipal issues under review were purchased on the overall credit strength of the issuer with little or no reliance on the insurer.  Further, management believes that the risk related to the downgrade of the insurers is more of a short-term market factor, which causes municipal yields to increase generally, and thus causes a declining market value in the state and municipal portfolio generally.  The strength of the underlying issues would eventually result in recovery and more reasonable market values based on the current interest rate environment.

The Moody’s ratings were Baa1, Baa1 and Aa3 as of December 31, 2008.  Those same insurers were rated as B3, Baa1 and Aa3 as of March 31, 2009.

11.         Please address the following regarding your disclosure on page 67 regarding your investment in stock of the Federal Home Loan Bank of Chicago, including your statement that the stock is redeemable at par:

•                  Please revise your disclosures in future filings to discuss the regulatory order issued to the FHLB Chicago that generally requires approval prior to redeeming or paying dividends on common stock.

•                  Please refer to paragraph 8(i) of SOP 01-6 and revise your future filings to disclose your impairment policies for these investments.  Clearly disclose how you determined this investment was not other than temporarily impaired as of the balance sheet date.  Discuss the positive and negative factors you considered, including the fact that the FHLB Chicago is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock, the fact that they have had a significant amount of losses prior to December 31, 2008, and that they have had cumulative losses for the twelve months ended December 31, 2008.

•                  Provide us with your proposed future disclosure.

The Company’s response is as follows:

Point 1:

The Company considered its disclosure on its investment in the stock of the Federal Home Loan Bank of Chicago and made the following revisions to its disclosure in its May 11, 2009 filing of the March 31, 2009 Form 10-Q:

In addition to other equity securities, which are recorded at estimated market value, the Bank owns the stock of the Federal Reserve Bank of Chicago (“FRB”) and the Federal Home Loan Bank of Chicago (“FHLBC”).  Both of these entities require the Bank to invest in their non-marketable stock as a function of membership, the value of the stock in each of those entities was recorded at cost in the amounts of $3.8 million and $9.3 million, respectively, for the quarter ended March 31, 2009, and the year ended December 31, 2008.  The latter bank is a governmental sponsored entity that has been under a regulatory order for a prolonged period that generally requires approval prior to redeeming or paying dividends on that common stock.  The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment.  Management has assessed the ultimate recoverability of the FHLBC stock value and believes no impairment has occurred.

Point 2:

•                  Management views the restricted stock of the FHLBC to be a long-term investment.  As both an investor and member, the Company utilizes the products and services of the FHLBC and thus the return on that investment is not solely tied to a dividend return.  The Company did not invest in the FHLBC with the intent to receive an appreciated fair value on that investment.  As a long-term investment, management considered the ultimate recoverability of the par value, rather than recognizing any temporary decline in value, in accordance with SOP 01-6.  Accordingly, other than temporary impairment (“OTTI”) would only be recognized if the fair value of the FHLBC stock was less than cost (par) or an adverse change has occurred and if par value ultimately would not be recovered.  The following factors were considered in concluding that it is probable that the Company will ultimately recover the par value of its shares, and thus there was no impairment as of the balance sheet date:

•                  While the FHLBC is subject to a 2007 cease and desist order that requires regulatory approval prior to redeeming or paying dividends on their common stock, some stock redemption did occur in 2008 and continued in early 2009.  Their regulator approved an amendment to the consensual order in 2008 that allowed new stock purchases relative to specific advance borrowings, including subsequent redemption of said stock with advance repayment, subject to limitation.  As a result, the FHLBC redeemed $4.0 million of such stock in 2008 and reported additional redemptions of $23.0 million as of February 26, 2009.

•                  Operating performance:  In February 2009, the FHLBC publicly announced that they expected to report a net loss of $119 million in 2008, as compared to net income of $98.0 million in 2007.  The Company considered the reported net loss and noted it was primarily attributable to reduced net interest income and $292 million in OTTI charges related to private-issue MBS securities.  As part of the February 2009 announcement, FHLBC management also discussed changes they made in balance sheet management that improved net income in the second half of 2008, and they further estimated that the economic loss associated with the aforementioned OTTI charges was $8.0 million at that time.  An assessment of the quarterly results showed that the FHLBC losses occurred in the first half of 2008 ($152 million), whereas that company had net income of $33.0 million in the second half (all of which was attributed to the third quarter).  The reported financials also show noninterest expense decreased by $5.0 million in 2008, and the FHLBC also announced that they expect cost containment and staffing reductions that they made to continue to bolster future operating performance.  The FHLBC management and board also communicated their joint commitment to implement a capital conversion plan as a core initiative.

•                  Additional factors management used were obtained from the FHLBC 10-Q filed in November 2008 and included 1) the significance of the decline in the market value of net assets of the FHLBC as compared to the capital stock amount of that bank as well as the length of time this situation has persisted; 2) legislative and regulatory changes on institutions, which make up the customer base of the FHLBC (including the liquidity available to the FHLBC under their lending agreement with the U.S. Treasury); 3) FHLBC commitments to make required payments (to date, no FHLB has ever had to assume or pay the consolidated obligations of another FHLB); 4) the FHLB’s are able to obtain funding on terms acceptable to them to maintain liquidity; and 5) the comparatively high level of retained earnings as compared to some of the other FHLB’s.

Point 3:

Based upon current circumstances our proposed disclosure to future filings includes the information provided in point one above, which we have reworded as below:

In addition to other equity securities, which are recorded at estimated market value, the Bank owns the stock of the Federal Reserve Bank of Chicago (“FRB”) and the Federal Home Loan Bank of Chicago (“FHLBC”).  Both of these entities require the Bank to invest in their non-marketable stock as a function of membership, the value of the stock in each of those entities was recorded at cost in the amounts of $3.8 million and $9.3 million, respectively, for the quarter ended March 31, 2009, and the year ended December 31, 2008.  The latter bank is a governmental sponsored entity that has been under a regulatory order for a prolonged period that generally requires approval prior to redeeming or paying dividends on that common stock.  The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment.  FHLBC members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLBC stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

In addition to the above proposed disclosure, and consistent with prior practice, management will also continue to consider whether a risk factor regarding the FHLBC stock would be appropriate.

Note U: Fair Value of Financial Instruments, page 93

•                  We note you use a third-party pricing agent, consensus pricing and dealer quotes to value certain of your investment securities.  Please tell us and revise your future filing to disclose the following:

•                  The number of prices you generally obtain per instrument, and if you obtained multiple prices, how you determine the fair value used in your financial statements;

•                  Whether, and if so, how and why, you adjusted prices obtained from the pricing service; and

•                  If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principal of SFAS 157.

The Company’s response and in the current environment, our proposed future disclosure is as follows:

Management obtains a detailed portfolio level valuation from a second independent pricing agent to ensure the pricing provided by its primary third-party pricing agent is consistent with the principal of SFAS 157.

Because the pricing from the second independent third-party pricing agent and our review of that pricing is supportive of the pricing obtained from the primary third party pricing agent, management did not adjust the prices obtained from its primary third-party pricing agent at the report date.

Based upon the above practice and other internal review procedures, management believes that the fair values provided by the pricing services are consistent with the principal of SFAS 157.

Form 8-K filed April 21, 2009

Exhibit 99.1

12.         We note your presentation of “tangible capital to tangible assets” and “tangible capital to risk-weighted assets.”  These ratios appear to be non-GAAP measures as defined by

Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•                  To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulations S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•                  To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulations S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•                  To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

•                  As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

The Company’s response is as follows:

•                  Management agrees that if these ratios are disclosed in future filings with the Commission, the document will be compliant with all of the requirements in Item 10(e) of Regulations S-K, including the clear labeling of the ratios as non-GAAP measures.

•                  Management agrees that if the Company discloses these ratios in future Item 2.02 Form 8-Ks, the document will provide all of the disclosures required by Item 10(e)(1)(i) of Regulations S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•                  Management agrees that if the Company discloses or publicly releases any material information that includes a non-GAAP measure, management will address the requirements outlined in Regulation G and will label the measure as non-GAAP and will also provide a reconciliation to the most closely comparable GAAP measure.

•                  In future filings that include a presentation of risk weighted assets, the Company will disclose how the risk weighted assets are calculated under regulatory capital rules and that the Company’s presentation is calculated consistent with those rules.

In connection with this response, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ J. Douglas Cheatham

J. Douglas Cheatham
Executive Vice President & Chief Financial Officer

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number  0-10537

OLD SECOND BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	36-3143493
(State of Incorporation)	(IRS Employer Identification Number)

37 South River Street, Aurora, Illinois 60507

(Address of principal executive offices, including Zip Code)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, $1.00 par value	The Nasdaq Stock Market
Preferred Securities of Old Second Capital Trust I	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by Reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).   Yes ☐  No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, on June 30, 2008, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $160 million.  The number of shares outstanding of the registrant’s common stock, par value $1.00 per share, was 13,827,259 at March 12, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company’s Annual Report the fiscal year ended December 31, 2008 are incorporated by reference into Parts I, II and IV.

Portions of the Company’s Proxy Statement for the 2009 Annual Meeting of Stockholders are incorporated by reference into Part III.

Explanatory Note

Old Second Bancorp, Inc. is filing this Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 16, 2009, in order to (i) revise the description of Mr. Sloan’s business experience for the past 5 years and (ii) confirm that the sections of the Company’s proxy statement entitled “Executive Compensation”, “Director Compensation”, and “Compensation Discussion and Analysis” are incorporated by reference into the Form 10-K and are deemed filed as part of the Form 10-K.

This Form 10-K/A does not reflect events occurring after the filing of the original Form 10-K filed with the Securities and Exchange Commission on March 16, 2009, or modify or update those disclosures affected by subsequent events.  Except as described above, the Company has not modified or updated other disclosures or information presented in the original Form 10-K.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The Company incorporates by reference the information contained in the Proxy Statement for the 2008 Annual Meeting of Stockholders.

Executive Officers of the Registrant and Subsidiary

Name, Age and Year Became Executive Officer
of the Registrant	Positions with Registrant

William B. Skoglund	Chairman of the Board
Age 58; 1992	President and CEO of the Company

J. Douglas Cheatham	Chief Financial Officer of the Company
Age 52; 1999	Executive Vice President

James L. Eccher	President and Chief Executive Officer of Old Second National Bank
Age 43; 2005

Rodney L. Sloan Age 49; 2007

During the past five years, Mr. Sloan has served as Senior Vice President and Senior Lending Officer for Old Second Bancorp, Inc. In 2007, Mr. Sloan assumed the title of Executive Vice President, Chief Risk Officer, taking on additional responsibility for overall Enterprise Risk Management for the Company

There are no arrangements or understandings between any of the executive officers or any other persons pursuant to which any of the executive officers have been selected for their respective positions.

Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and 10% stockholders of the Company file reports of ownership and changes in ownership with the Securities and Exchange Commission.  Such persons are also required to furnish the Company with copies of all Section 16 (a) forms they file.  Based solely upon a review of these forms, the Company is not aware that any of our directors, executive officers or 10% stockholders failed to comply with the filing requirements of Section 16(a) during 2008.

Item 11. Executive Compensation

The Company incorporates by reference the information required by Item 11 that is contained in the Proxy Statement for the 2008 Annual Meeting of Stockholders under the captions “Election of Directors”, “Executive Compensation”, “Director Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report” and “Transactions with Management”.  Such information shall be deemed to be filed with this Form 10-K.

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PART IV

Item 15. Exhibits and Financial Statement Schedules

The following exhibits required by Item 601 of Regulation S-K are included along with this 10-K filing:

Item 601 Table II. No.

2.1

Agreement and Plan of Merger between Old Second Bancorp, Inc., Old Second Acquisition Inc., and Heritage Banc, Inc. dated November 5, 2007 (incorporated herein by reference to Exhibit 2.1 Of the Form 8-K filed by Old Second Bancorp, Inc. on November 6, 2007)

3.1	Articles of Incorporation of Old Second Bancorp, Inc. (incorporated herein by reference to Exhibit 3.1 of the Form S-4 filed by Old Second Bancorp, Inc., on December 19, 2007)

3.2	By-laws of Old Second Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 of the Form S-4 filed by Old Second Bancorp, Inc., on December 19, 2007)

4.1

Rights Agreement between Old Second Bancorp, Inc. and Old Second National Bank, as Rights Agent, dated as of September 17, 2002, incorporated herein by reference to Exhibit 99.1 of the form 8-K filed by Old Second Bancorp, Inc., September 20, 2002

10.1	Form of Compensation and Benefits Assurance Agreements for the executive officers (filed as exhibit 10.1 to the Company’s 10-Q filed on November 9, 2006 and incorporated herein by reference)

10.2	Old Second Bancorp, Inc. Employees 401 (k) Savings Plan and Trust (filed as an exhibit to the Company’s Form S-8 filed on June 9, 2000 and incorporated herein by reference)

10.3	Form of indenture relating to trust preferred securities (filed as exhibit 4.1 to the Company’s registration statement on Form S-3 filed on May 20, 2003 and incorporated herein by reference)

10.4	Old Second Bancorp, Inc. 2008 Long Term Incentive Plan (filed as an exhibit to the Company’s DEF14A filed on March 17, 2008 and incorporated herein by reference)

10.5	Compensation and Benefits Assurance Agreement for Mr. Eccher (filed as an exhibit to the Company’s Form 8-K filed on February 10,2005

10.6	Amended and restated Voluntary Deferred Compensation Plan for Executives and Directors (filed as an exhibit to the Company’s Form 8-K filed on March 28, 2005 and incorporated herein by reference)

10.7	Amendment to the Old Second Bancorp, Inc. Supplemental Executive and Retirement Plan (filed as an exhibit to the Company’s Form 8-K filed on October 10, 2005 and incorporated herein by reference)

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10.8	Form of Amended Stock Option Award Agreement (filed as an exhibit to the Company’s Form 8-K filed on December 20, 2005 and incorporated herein by reference)

10.9

Loan and Subordinated Debenture Purchase Agreement, dated January 31, 2008, between LaSalle Bank National Association (now Bank of America) and Old Second Bancorp, Inc. (filed as an exhibit to the Company’s Form 10-K filed on March 17, 2008 and incorporated herein by reference).

10.10

Agreed Upon Terms and Procedures, dated January 31, 2008, between LaSalle Bank National Association (now Bank of America) and Old Second Bancorp, Inc. (filed as an exhibit to the Company’s Form 10-K filed on March 17, 2008 and incorporated herein by reference).

10.11

Letter Agreement, dated January 16, 2009, by and between Old Second Bancorp, Inc., and the United States Department of the Treasury, which includes the Securities Purchase Agreement Standard Terms with respect to the issuance and sale of the Series B Preferred Stock and the Warrant (filed as an exhibit to the Company’s Form 8-K filed on January 16, 2009 and incorporated here in by reference)

13.1	The Company’s 2008 Annual Report to Stockholders (Previously filed on March 16, 2009 as an exhibit to the Company’s original Annual Report on Form 10-K)

21.1	A list of all subsidiaries of the Company (Previously filed on March 16, 2009 as an exhibit to the Company’s original Annual Report on Form 10-K)

23.1	Consent of Grant Thornton LLP (Previously filed on March 16, 2009 as an exhibit to the Company’s original Annual Report on Form 10-K)

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.2	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

BY:
William B. Skoglund
Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

DATE:  ( __ )

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Exhibit 31.1

I, William B. Skoglund, certify that:

1.                                      I have reviewed this annual report on Amendment No. 1 to Form 10-K of Old Second Bancorp, Inc.;

2.                                      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                      The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)                                     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)                                      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)                                     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.                                      The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                    All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b)                                   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	( __ )
William B. Skoglund
President and Chief Executive Officer

Exhibit 31.2

I, J. Douglas Cheatham, certify that:

1.                                      I have reviewed this annual report on Amendment No. 1 to Form 10-K of Old Second Bancorp, Inc.;

2.                                      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                      The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)                                      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d)                                     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.                                      The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                      All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b)                                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	( __ )
J. Douglas Cheatham
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Old Second Bancorp, Inc. (the “Company”) on Form 10-K/A for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report), I, William B Skoglund, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

William B. Skoglund
President and Chief Executive Officer

( __ )

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Old Second Bancorp, Inc. (the “Company”) on Form 10-K/A for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report), I, J. Douglas Cheatham, Chief Financial Officer, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

J. Douglas Cheatham

Executive Vice-President Chief Financial Officer

( __ )